Amass Brands Inc

A M A S S

ANNUAL REPORT

927 South Santa Fe Avenue

Los Angeles, CA 90021

(720) 937-9286

https://amass.com/

This Annual Report is dated August 30, 2024.

BUSINESS

Company Overview

AMASS MAKES BOLD BEVERAGES TO MEET THE MODERN PALATES AND PREFERENCES OF DISCERNING DRINKERS.

WE OFFER A DIVERSE, CROSS-CATEGORY PORTFOLIO OF PREMIUM BRANDS FOR THOSE WHO SEEK FORWARD-THINKING, BETTER-FOR-YOU BRANDS.

Around the world, tastemakers reach for our premium, next-generation beverages across the non-alc, organic wine, low-proof, and spirits categories.

We persistently drive towards what's up next – in flavor, values, ingredients, and category – to deliver the taste of tomorrow.

Business Model

PREMIUM DRINKS FOR THE TASTES OF TOMORROW

Tastes are evolving, palates are developing, values are shifting...and ABG is here to deliver the future of iconic, premium drink brands.

Through category innovation, better-for-you-ingredients, and sustainable processes, our ambition is to build the next Top-100 U.S. beverage platform for the next generation of drinkers.

Intellectual Property

AMASS Brands Group has developed a robust intellectual property portfolio that includes trademarks for our brand names and proprietary botanical formulations.

Corporate Structure & History

Amass Brands, Inc. ("Amass") is a corporation formed on September 22, 2016, under the laws of the State of Delaware.Headquartered in Los Angeles, California, the Company sells alcoholic and non-alcoholic beverages and self-care products through wholesale and online platforms globally.

In 2022, Amass entered into an Asset Purchase Agreement (the "Asset Purchase") for substantially all assets and liabilities of GEM&BOLT, LLC ("Gem&Bolt"); which was accounted for as a business acquisition. As part of the Asset Purchase, Amass acquired all of the equity interest in ART+ PLANTS HEALS DE RL DE CV ("Art+ Plants"), a wholly owned Mexican subsidiary. Located and formed in Oaxaca, Mexico, the Art + Plants company manages mezcal production.

In December 2022, Amass formed three wholly-owned subsidiaries, Project Crush Acquisition Corp LLC ("PCAC"), Project Crush DTC Sub LLC ("DTC Sub"), and Project Crush DTB Sub, LLC for its anticipated asset purchase of Wine, Inc. ("Wine"). In February 2023, the Project Crush DTB Sub, LLC changed its legal name to Maison Thomas, LLC

("Maison Thomas"). Amass, along with Art + Plants, PCAC, DTC Sub, and Maison Thomas make up "the Company".

The asset purchase of substantially all of the assets of Wine, Inc., a producer of innovative alcoholic beverage products (primarily wines) available for sale through direct-to-consumer ("Wine.com DTC") e-commerce and wholesale channels, occurred in January 2023. In June 2023, the Winc.com DTC subscription-based e-commerce portion was sold to Full Glass Wine Co, leaving Natural Merchants and Domestic Wholesales wine portfolio Products are either purchased from other manufacturers or developed and manufactured in conjunction with winemakers, vineyards, distillers domestically and internationally.

Previous Offerings

Name: Series B Preferred Stock

Type of security sold: Equity

Final amount sold: $6,019,990.34

Number of Securities Sold: 5,237,632

Use of proceeds: New product, marketing, team expansion

Date: June 30, 2023

Offering exemption relied upon: Regulation CF

Name: Series A Preferred Stock

Type of security sold: Equity

Final amount sold: $3,633,038.42

Number of Securities Sold: 873,734

Use of proceeds: Continuing working capital

Date: May 31, 2022

Offering exemption relied upon: Regulation D

Name: Series Seed Preferred Stock

Type of security sold: Equity

Final amount sold: $5,101,617.00

Number of Securities Sold: 1,362,530

Use of proceeds: Continuing working capital

Date: March 10, 2022

Offering exemption relied upon: Regulation D


REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION


Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenue

Revenue and sales for 2023 totaled $33,483,852 compared to $3,074,322 in 2022.

This approximately 1,317% increase is attributable to our acquisition of substantially all of the assets and liabilities of Winc, but also included market expansion, new product launches, and improved sales strategy.

Cost of sales

Cost of sales for 2023 were $22,734,166 compared to $1,766,962 in 2022.

With a higher sales volume, our associated costs therefore increased by about 1,187%.

Net profit margins

In 2023, our net profit margin was 15% (net income / net sales). The business operated at a loss in 2022.

As sales volumes increased, fixed costs are spread over a larger number of units, reducing the per-unit cost and improving profit margins. Couple this with effective cost management strategies, we saw a large increase in net profit margins.

Expenses

Total expenses in 2023 were $21,061,620 compared to $7,381,708 in 2022.

Our expenses increased by about 185%. This is primarily due to operational expansion driven by the Winc acquisition and marketing and sales efforts.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because the Company has demonstrated an ability to grow year-over-year through organic growth as well as investments in incubations and new product lines and acquisitions. Past cash was primarily generated through both equity fundraising and debt markets.

The Company is currently in exclusivity on a deal (all-stock) that will exceed 5% of the aggregate amount of capital raised.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $939,975.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Merchant Factors Corp

Amount Owed: $4,920,975.00

Interest Rate: 3.75%

Maturity Date: July 01, 2025

In September 2023, the Company entered into a Loan and Security Agreement to open a credit facility with the maximum aggregate principal amount of $8,000,000 (the "ABL"). Interest is accrued at the greater of (i) 12% and (ii) Prime Rate (8.5% as of December 31, 2023) plus 3.75% per annum. The Company also incurs one-time fees related to the origination of the loan totaling $105,000 per month in collateral monitoring fees. The ABL matures in July 2025. The outstanding balance on the ABL was $4,920,795 as of December 31, 2023.

Creditor: Ryan Smith, Dan Brown, Nitehaus

Amount Owed: $1,181,860.00

Interest Rate: 2.0%

Maturity Date: July 31, 2025

In December 2022, the Company obtained three Mezzanine Secured Notes with shareholders in an aggregate principal amount of $1,200,000. The notes accrue interest at a monthly rate of 15% for the first month and a monthly rate of 2% for each subsequent month. In January 2023, the Company issued another Mezzanine Secured Note for $500,000. During 2023, the Company repaid $1,000,000 of principal balances on these notes. The loans initially matured in December 2023 but have been extended to July 2025. As of December 31, 2023, the balance of Mezzanine Secured Notes was $1,181,860.

Creditor: COVID Relief Funding

Amount Owed: $161,014.00

Interest Rate: 3.75%

Maturity Date: June 30, 2050

In May 2020, the Coronavirus Aid, Relief, and Economic Security ("CARES") Act was established to provide economic relief to small businesses facing COVID-19-related economic hardships. In June 2020, the Company applied and received COVID relief funding for qualified small businesses under the Economic Injury Disaster Loan ("EIDL") assistance program by the Small Business Association (SBA). Per the terms of the EIDL agreement, the Company received total proceeds of $150,000. The loan matures in thirty years from the effective date of the loan and has a fixed interest rate of 3.75% per annum. As of December 31, 2023, the outstanding balance was $161,014 inclusive of accrued interest, respectively. Interest expense for this loan was $5,562 for the year ended December 31, 2023.

Creditor: Sam Shaffer, Moise Emquies Trust, Mark Genender, Dan Brown, Nathan Reis

Amount Owed: $1,900,000.00

Interest Rate: 12.0%

Maturity Date: September 30, 2027

As of December 31, 2023 and 2022, the Company had promissory notes outstanding with the total principal balance of $1,900,000 outstanding. From January through April 2023, all promissory notes' interest rates were amended from 9% to 12% per annum in exchange for subordination under other debt instruments. The promissory notes mature between August 2026 and September 2027. Interest accrued on the notes are paid quarterly in arrears. The notes incurred $223,168 in the year ended December 31, 2023, of which $108,134. The promissory notes contain warrants to purchase 50,003 shares of common stock at the exercise price of $3.7994 or through a cashless exercise. The exercise period on the warrants is five years from the issuance date. The relative fair value of the warrants using the Black-Scholes option pricing model, using inputs similar to those for stock options after adjusting for the contractual life was determined to be negligible.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Mark Lynn

Mark Lynn's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer, Founder, and Member of Board of Directors

Dates of Service: January, 2019 - Present

Responsibilities: Mark is responsible for overall company operations. He receives an annual salary of $200,000.

Other business experience in the past three years:

Employer: Digital Brands Group

Title: Board Member

Dates of Service: September, 2015 - Present

Responsibilities: Mark attends four board meetings a year.

Name: Erin Green

Erin Green's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer

Dates of Service: January, 2023 - Present

Responsibilities: Erin oversees the national sales team, warehousing and compliance. Works closely with Business Unit Leaders to execute strategy. Erin receives an annual salary of $200,000.

Other business experience in the past three years:

Employer: BWSC LLC, DBA Winc

Title: Chief Operating Officer

Dates of Service: January, 2015 - January, 2023

Responsibilities: Chief Operating Officer; National Sales team, Business and warehouse operations.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Desmond J. Lynn

Amount and nature of Beneficial ownership: 3,450,000

Percent of class: 21.84

RELATED PARTY TRANSACTIONS

Name of Entity: Mark Lynn

Relationship to Company: Co-Founder

Nature / amount of interest in the transaction: The Co-Founder is Mark Lynn.

Material Terms: The Company's co-founder has received various advances from the Company. In January 2022, the Company entered into a loan agreement with the founder in which the balance outstanding is incurring interest at a rate of 1.6% per annum. As of December 31, 2023, net amount due from the co-founder was $942,291. Interest earned in the year ended December 31, 2023 on the advances was $10,665. These advances are payable on demand.

Name of Entity: Mark Lynn

Relationship to Company: Founder

Nature / amount of interest in the transaction: Mark is Founder and CEO.

Material Terms: In August 2021, the Company received a promissory note from a founder with the principal balance of $100,000. The loan bore interest at 9% and matured in August 2026. The note contained 2,631 Common Stock warrants with an exercise price of $3.7994. The discount on the note was negligible. As of December 31, 2021, the outstanding balance of the promissory note was $100,000 and with accrued interest of $3,674. In 2022, the note was relieved by offsetting advances received described above. This facility was put in place in exchange for Mr. Lynn compensation being below market with no bonuses for the preceding 5 years.

OUR SECURITIES

Common Stock

The amount of security authorized is 38,000,000 with a total of 16,026,802 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 3,472,030 shares to be issued pursuant to outstanding warrants and 5,178,390 shares to be issued pursuant to stock options issued.

Series Seed Preferred Stock

The amount of security authorized is 1,362,530 with a total of 1,362,530 outstanding.

Voting Rights

There are no voting rights associated with Series Seed Preferred Stock.

Material Rights

There are no material rights associated with Series Seed Preferred Stock.

Series Seed-1 Preferred Stock

The amount of security authorized is 2,412,297 with a total of 2,412,297 outstanding.

Voting Rights

There are no voting rights associated with Series Seed-1 Preferred Stock.

Material Rights

There are no material rights associated with Series Seed-1 Preferred Stock.

Series Seed-2 Preferred Stock

The amount of security authorized is 4,323,248 with a total of 4,323,248 outstanding.

Voting Rights

There are no voting rights associated with Series Seed-2 Preferred Stock.

Material Rights

There are no material rights associated with Series Seed-2 Preferred Stock.

Series Seed-3 Preferred Stock

The amount of security authorized is 1,579,994 with a total of 1,579,994 outstanding.

Voting Rights

There are no voting rights associated with Series Seed-3 Preferred Stock.

Material Rights

There are no material rights associated with Series Seed-3 Preferred Stock.

Series Seed-4 Preferred Stock

The amount of security authorized is 2,346,635 with a total of 2,346,635 outstanding.

Voting Rights

There are no voting rights associated with Series Seed-4 Preferred Stock.

Material Rights

There are no material rights associated with Series Seed-4 Preferred Stock.

Series Seed-5 Preferred Stock

The amount of security authorized is 504,316 with a total of 504,316 outstanding.

Voting Rights

There are no voting rights associated with Series Seed-5 Preferred Stock.

Material Rights

There are no material rights associated with Series Seed-5 Preferred Stock.

Series A Preferred Stock

The amount of security authorized is 873,734 with a total of 873,734 outstanding.

Voting Rights

There are no voting rights associated with Series A Preferred Stock.

Material Rights

There are no material rights associated with Series A Preferred Stock.

Series B Preferred Stock

The amount of security authorized is 18,198,578 with a total of 5,237,632 outstanding.

Voting Rights

There are no voting rights associated with Series B Preferred Stock.

Material Rights

There are no material rights associated with Series B Preferred Stock.

New Share Class to be Authorized

The amount of security authorized is 0 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with New Share Class to be Authorized.

Material Rights

There are no material rights associated with New Share Class to be Authorized.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Minority Holder; Securities with No Voting Rights The TYPE OF SECURITY that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business We also rely on third parties to provide a variety of essential business functions for us, including shipping, customer service, legal and compliance services, public relations, advertising and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. As a result, the value of an investment in the company could be adversely impacted by our reliance on third parties and their performance. In particular, we rely on third party distributors for the distribution of our alcohol to our customers. State and federal laws regulate the ability of distributors to distribute alcohol, and distributors may be required to obtain licenses in order to deliver alcohol to our customers. Changes in our access to those distributors, including changes in prices or changes in our relationships with those distributors, changes in the laws allowing third party distribution of alcohol, or regulatory discipline against licenses held by those distributors, could materially adversely affect our business. Delivery of the products we sell to our customers could also be affected or interrupted by the merger, acquisition, insolvency, or government shutdown of the distributors we engage to distribute our products. If the products we sell are not delivered in proper condition or on a timely basis, our business and reputation could suffer. The development and commercialization of the Company's products and services are highly competitive It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The consumer-packaged goods market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services. If we do not comply with the specialized regulations and laws that regulate the alcoholic beverage industry, our business could be materially adversely affected The alcohol industry is regulated extensively by federal agencies, including the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Department of the Treasury ("TTB"), as well as state and local liquor regulatory authorities, including the California Department of Alcoholic Beverage Control ("ABC"). Regulated areas include production, importation, product labeling, taxes, marketing, pricing, delivery, ownership restrictions, prohibitions on sales to minors, and relationships among alcoholic beverage producers, wholesalers and retailers. We cannot assure you that we will always be in full compliance with all applicable regulations or laws, that we will be able to comply with any future regulations and laws, that we will not incur material costs or liabilities in connection with compliance with applicable regulatory and legal requirements, or that such regulations and laws will not materially adversely affect our alcohol business. We rely on various internal and external personnel with relevant experience complying with applicable regulatory and legal requirements, and the loss of personnel with such expertise could adversely affect our alcohol business. Licenses issued by state and federal alcoholic beverage regulatory agencies are required in order to produce, sell and ship alcohol. We have a basic permit under the Federal Alcohol Administration Act and must remain in compliance with state and federal laws in order to keep our licenses in good standing. Compliance failures can result in fines, license suspension or license revocation. In some cases, compliance failures can also result in cease and desist orders, injunctive proceedings or other criminal or civil penalties. If our licenses do not remain in good standing, our alcohol business could be materially adversely affected. The federal and state "tied-house" laws governing ownership interests in alcoholic beverage licensees may impact your ability to invest in the company. Alcohol beverage licensees and their investors are subject to state and federal "tied-house" laws which restrict certain investments between the three tiers of the alcoholic beverage industry: the manufacturing or supply tier, the wholesale tier, and the retail tier. The rules regarding such investments are different in each state and change frequently. We cannot make any assurances that investments in the company by investors are permissible in California or any other state if an investor holds other interests in alcoholic beverage licensees. It is within the purview of the California Department of Alcoholic Beverage Control to investigate our compliance with state tied-house requirements regardless of such investors' amount of investment in the company. Investor shares may be subject to redemption. The investment agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of California, regardless of convenience or cost to you, the investor. In order to invest in this offering, investors agree to resolve disputes arising under the investment agreement in state or federal courts located in the State of California, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on August 30, 2024.

Amass Brands Inc

By   /s/ *Mark Lynn*

    Name: <u>Amass Brands Group</u>

    Title: CEO


Exhibit A

FINANCIAL STATEMENTS


Amass Brands, Inc. and Subsidiaries

Consolidated Financial Statements
Together with Independent Auditors' Report

December 31, 2023 and 2022

Amass Brands, Inc. and Subsidiaries

Index



INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Amass Brands, Inc. and Subsidiaries

Opinion

We have audited the accompanying consolidated financial statements of Amass Brands, Inc. (a Delaware corporation) and Subsidiaries (collectively, the "Company"), which comprise the consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Explanatory Paragraph - Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The supplemental schedules accompanying the consolidated financial statements are presented for purposes of additional analysis and is not a required part of the consolidated financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses, has negative cash flows from operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

dbbmckennon

Newport Beach, California
July 3, 2024

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756   P: 949.200.3280   F: 949.200.3281   www.dbbmckennon.com

Santa Monica   Newport Beach   San Diego

Amass Brands, Inc. and Subsidiaries

Consolidated Balance Sheets

	December 31,		
	2023		**2022**
Assets			
Current assets:			
Cash and cash equivalents	$ 939,975	$	1,583,679
Accounts receivable, net	3,782,276		423,285
Due from related parties	942,291		551,189
Short-term promissory notes receivable	4,934,235		-
Debtor in possession financing receivable	-		2,118,411
Inventory	11,216,326		2,258,967
Prepaid expenses and other current assets	1,692,323		134,667
Total current assets	23,507,426		7,070,198
Property and equipment, net	306,724		301,380
Right of use asset	1,356,646		-
Intangible assets, net	2,985,182		162,343
Goodwill	1,465,964		1,465,964
Investments at fair value	5,578,479		5,177,159
Investments at cost	1,500,000		-
Promissory notes receivable	601,714		-
Deposits	332,160		-
Total assets	$ 37,634,295	$	14,177,044
Liability and stockholders' equity			
Current liabilities:			
Accounts payable	$ 7,508,404	$	2,416,221
Accrued expenses	459,320		11,267
Lease liabilities, current	294,132		-
Merchant advances	-		58,553
Short-term debt	1,922,053		1,000,000
Convertible notes payable, current	-		1,000,000
Interest payable, current	920,301		58,825
Total current liabilities	11,104,210		4,544,866
Loans payable	5,762,203		350,000
Lease liabilities, non-current	1,077,902		-
Promissory notes, net	1,900,000		1,896,942
Interest payable	19,786		67,450
Deposit on Series B financing	-		1,000,000
SAFE notes	-		1,650,000
Total liabilities	19,864,101		9,509,258
Commitments and contingencies (Note 13)			
Stockholders' equity:			
Series B Preferred Stock, $0.00001 par,18,198,578 shares authorized, 5,237,632 and and 0, a liquidation value of $7,669,990 as of December 31, 2023	52		-
Series A Preferred Stock, $0.00001 par, 873,734 shares authorized, 873,734 and 873,734 shares issued and outstanding and liquidation value of $3,633,038 and $3,633,038 as of December 31, 2023 and 2022, respectively	9		9
Series Seed Preferred Stock, $0.00001 par, 12,529,020 shares authorized, 12,529,020 and 12,529,020 shares issued and outstanding and liquidation value of $18,425,259 and $18,425,259 as of December 31, 2023 and 2022, respectively	125		125
Common Stock, 0.00001 par, 38,000,000 shares authorized, 7,367,632 and 7,252,632 shares issued and outstanding as of December 31, 2023 and 2022, respectively	74		73
Additional paid-in capital	28,588,619		20,409,565
Accumulated other comprehensive income	65,938		18,012
Accumulated deficit	(10,884,623)		(15,759,998)
Total stockholders' equity	17,770,194		4,667,786
Total liabilities and stockholders' equity	$ 37,634,295	$	14,177,044

See accompanying notes, which are an integral part of these consolidated financial statements.

Amass Brands, Inc. and Subsidiaries

Consolidated Statements of Operations

	Year Ended December 31,	
	2023	**2022**
Net revenues:		
Spirits & wine revenues	$ 30,916,302	$ 2,181,298
Other revenues	2,567,550	893,024
Total net revenues	33,483,852	3,074,322
Cost of net revenues		
Cost of spirits & wine revenues	19,814,068	1,268,449
Cost of other revenues	2,920,098	498,513
Total cost of net revenues	22,734,166	1,766,962
Gross profit	10,749,686	1,307,360
Operating expenses:		
Sales and marketing	3,768,258	2,019,259
General and administrative	15,276,837	4,431,259
Research and development	151,812	139,420
Impairment Loss	1,864,713	791,770
Total operating expenses	21,061,620	7,381,708
Loss from operations	(10,311,934)	(6,074,348)
Other income (expense):		
Interest income	395,798	123,913
Interest expense	(2,828,677)	(243,482)
Other income	(8,673)	(2,938)
Other expense	(254,781)	-
Gain on sale of business	17,482,322	-
Unrealized gain on investments at fair value	401,320	693,913
Realized loss on investments at fair value	-	(87,737)
Total other income (expense)	15,187,309	483,669
Provision for income taxes	-	-
Net income (loss)	4,875,375	(5,590,679)
Foreign currency translation adjustment	47,926	18,012
Total comprehensive income (loss)	$ 4,923,301	$ (5,572,667)
Weighted average common shares outstanding - basic and diluted		
Basic	7,272,618	6,374,902
Diluted	25,893,510	6,374,902
Net income (loss) per common share		
Basic	$ 0.67	$ (0.88)
Diluted	$ 0.19	$ (0.88)

See accompanying notes, which are an integral part of these consolidated financial statements.

Amass Brands, Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity

	Series B Preferred Stock		Series A Preferred Stock		Series Seed Preferred Stock		Common Stock		Additional paid-in capital	Accumulated deficit	Other Comprehensive Income	Total Stockholders' equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				
Balances at December 31, 2021	-	$ -	-	$ -	12,288,946	$ 123	5,858,843	$ 59	$ 15,735,562	$ (10,169,319)	$ -	$ 5,566,425
Issuance of Series A Preferred Stock for cash	-	-	284,517	3	-	-	-	-	1,183,036	-	-	1,183,039
Issuance of Series A Preferred Stock for acquisition	-	-	589,217	6	-	-	-	-	2,449,994	-	-	2,450,000
Issuance of Series Seed Preferred Stock for cash	-	-	-	-	220,285	2	-	-	836,955	-	-	836,957
Issuance of Series Seed Preferred Stock for services	-	-	-	-	19,789	-	-	-	75,186	-	-	75,186
Issuance of Common Stock for services	-	-	-	-	-	-	30,000	-	12,900	-	-	12,900
Issuance of warrants with promissory notes	-	-	-	-	-	-	-	-	738	-	-	738
Exercise of stock options	-	-	-	-	-	-	267,416	3	43,073	-	-	43,076
Exercise of stock warrants	-	-	-	-	-	-	1,096,373	11	197,070	-	-	197,081
Stock-based compensation - options	-	-	-	-	-	-	-	-	58,425	-	-	58,425
Stock-based compensation - warrants	-	-	-	-	-	-	-	-	82,850	-	-	82,850
Offering costs	-	-	-	-	-	-	-	-	(266,224)	-	-	(266,224)
Cummulative translation adjustment	-	-	-	-	-	-	-	-	-	-	18,012	18,012
Net loss	-	-	-	-	-	-	-	-	-	(5,590,679)	-	(5,590,679)
Balances at December 31, 2022	-	$ -	873,734	$ 9	12,529,020	$ 125	7,252,632	$ 73	$ 20,409,565	$ (15,759,998)	$ 18,012	$ 4,667,786
Issuance of Series B Preferred Stock for cash	3,428,019	34	-	-	-	-	-	-	5,019,963	-	-	5,019,997
Issuance of Series B Preferred Stock for conversion of SAFEs	1,126,740	11	-	-	-	-	-	-	1,649,987	-	-	1,649,998
Issuance of Series B Preferred Stock for debt	682,873	7	-	-	-	-	-	-	999,993	-	-	1,000,000
Exercise of stock options	-	-	-	-	-	-	115,000	1	10,499	-	-	10,500
Warrant issued with debt	-	-	-	-	-	-	-	-	441,273	-	-	441,273
Warrant issued for additional interest	-	-	-	-	-	-	-	-	8,189	-	-	8,189
Stock-based compensation - options	-	-	-	-	-	-	-	-	59,799	-	-	59,799
Stock-based compensation - warrants	-	-	-	-	-	-	-	-	108,908	-	-	108,908
Offering costs	-	-	-	-	-	-	-	-	(119,557)	-	-	(119,557)
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	47,926	47,926
Net loss	-	-	-	-	-	-	-	-	-	4,875,375	-	4,875,375
Balances at December 31, 2023	5,237,632	$ 52	873,734	$ 9	12,529,020	$ 125	7,367,632	$ 74	$ 28,588,619	$ (10,884,623)	$ 65,938	$ 17,770,194

See accompanying notes, which are an integral part of these consolidated financial statements.

Amass Brands, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Year Ended December 31,	
	2023	**2022**
Cash flows used in operating activities:		
Net income (loss)	$ 4,875,375	$ (5,590,679)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation and amortization	786,041	171,047
Stock-based compensation	168,708	229,361
Bad debt expense	24,010	188,991
Impairment of intangible assets and goodwill	264,713	791,770
Unrealized gain of investments at fair value	(401,320)	(693,913)
Noncash amortization of debt financing costs	473,545	774
Write-off of investment at fair value	-	35,000
Right-of-use liability, net	(22,641)	-
Impairment loss on short-term promissory note receivable	1,600,000	-
Inventory obsolescence	454,310	-
Gain on sale of Winc DTC	(17,482,322)	-
Changes in operating assets and liabilities:		
Accounts receivable	1,476,769	198,907
Inventory	1,450,455	(894,882)
Prepaid expenses and other current assets	1,311,726	110,887
Accounts payable and accrued expenses	766,302	1,338,150
Interest receivable	(404,654)	-
Interest payable	808,550	117,626
Deferred revenue	(302,954)	(97,176)
Net cash used in operating activities	(4,153,387)	(4,094,137)
Cash flows used in investing activities:		
Debtor-in-possession financing receivable	-	(2,118,411)
Repayments from related parties, net	(391,102)	(220,739)
Purchase of property and equipment, net of disposals	(3,836)	(558)
Purchase of intangible assets	(13,052)	-
Acquisitions of businesses, net of assets and liabilities acquired	(7,529,528)	1,500
Sale of Winc DTC	250,000	-
Purchase of additional investments	-	(55,000)
Sale of investment	-	146,302
Proceeds from notes receivable	1,276,592	-
Deposits	(318,521)	18,500
Net cash used in investing activities	(6,729,447)	(2,228,406)
Cash flows from financing activities:		
Proceeds from convertible notes	-	1,000,000
Proceeds from merchant advances	-	325,000
Repayments on merchant advances	(58,553)	(372,036)
Proceeds from short-term debt	6,275,000	1,000,000
Repayments of short-term debt	(4,852,948)	-
Proceeds from loans payable	7,675,000	200,000
Repayments of loans payable	(2,757,535)	-
Proceeds from promissory notes	-	350,000
Payments to related party, net	-	(99,807)
Deposit on Series B financing	-	1,000,000
Proceeds from issuance of Series B Preferred Stock	4,019,995	2,019,996
Offering costs	(119,557)	(266,224)
Proceeds from SAFE notes	-	1,650,000
Proceeds from exercise of stock options	10,500	43,076
Proceeds from exercise of warrants	-	197,081
Net cash provided by financing activities	10,191,902	7,047,086
Net increase (decrease) in cash and cash equivalents	(690,932)	724,543
Effect of exchange rate changes on cash and cash equivalents	47,228	16,512
Cash and cash equivalents at beginning of year	1,583,679	842,624
Cash and cash equivalents at end of year	$ 939,975	$ 1,583,679

See accompanying notes, which are an integral part of these consolidated financial statements.

Amass Brands, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Year Ended December 31,			
	2023		**2022**	
Supplemental disclosure of cash flow information:				
Cash paid for income taxes	$	-	$	-
Cash paid for interest	$	1,682,911	$	40,931
Noncash investing and financing activities:				
Conversion of convertible notes and accrued interest to Series B Preferred Stock	$	1,000,000	$	-
Warrants issued with promissory notes	$	441,273	$	738
Right of use asset	$	1,637,688	$	-
Conversion of SAFEs to Series B Preferred Stock	$	1,650,000	$	-

See accompanying notes, which are an integral part of these consolidated financial statements.

Note 1 – Organization and nature of business

Amass Brands, Inc. ("Amass") is a corporation formed on September 22, 2016 under the laws of the State of Delaware. Headquartered in Los Angeles, California, the Company sells alcoholic and non-alcohol beverages and self-care products through wholesale and online platforms globally.

In 2022, Amass entered into an Asset Purchase Agreement (the "Asset Purchase") for substantially all assets and liabilities of GEM&BOLT, LLC ("Gem&Bolt"); which was accounted for as a business acquisition. As part of the Asset Purchase, Amass acquired all of the equity interest in ART + PLANTS HEAL S DE RL DE CV ("Art + Plants"), a wholly owned Mexican subsidiary. Located and formed in Oaxaca, Mexico, the Art + Plants company manages the production of mezcal (see Note 4 Acquisitions and Disposition for additional information).

In December 2022, Amass formed three wholly-owned subsidiaries, Project Crush Acquisition Corp LLC ("PCAC"), Project Crush DTC Sub LLC ("DTC Sub"), and Project Crush DTB Sub, LLC for its anticipated asset purchase of Winc, Inc. ("Winc"). In February 2023, the Project Crush DTB Sub, LLC changed its legal name to Maison Thomas, LLC ("Maison Thomas"). Amass, along with Art + Plants, PCAC, DTC Sub, and Maison Thomas make up "the Company".

The asset purchase of Winc, Inc., a producer of innovative alcoholic beverage products (primarily wines) available for purchase through direct-to-consumer ("Winc.com DTC") ecommerce and wholesale channels, occurred in January 2023. In June 2023, the Winc.com DTC subscription-based ecommerce portion was sold, leaving the summerwater.com wholesale wine channels. Products are either purchased from other manufacturers or developed and manufactured in conjunction with winemakers, vineyards, distillers domestically and internationally (see Note 4 Acquisitions and Disposition for additional information).

Note 2 – Liquidity

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company had not generated profits until the year ended December 31, 2023, where the $4,875,374 in profits primarily resulted from the $17,482,322 gain realized on the sale of the Winc.com DTC business unit. Further, the Company has incurred negative cash flows from operations for the years ended December 31, 2023 and 2022. These factors, among others, raise doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional working capital.

The Company plans to raise additional capital as necessary to support its operating losses through the issuances of stock and loans. No assurances can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities as a result of this uncertainty.

Note 3 – Summary of significant accounting policies

Basis of presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year-end is December 31.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company transactions and balances have been eliminated on consolidation.

Use of estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to inventory, allowance for doubtful accounts receivable, valuation of investments at fair value, revenue recognition, valuation of acquisitions, and the valuations of common stock and related stock options and warrants. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts, and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. As of December 31, 2023 and 2022, all the Company's cash and cash equivalents were held at accredited financial institutions.

Fair value option

ASC 825, *Financial Instruments* ("ASC 825"), allows for entities to elect the "fair value option," which permits entities to choose, at specified election dates, to measure eligible financial assets and financial liabilities at fair value. The decision to elect the fair value option is: (a) applied on an instrument-by-instrument basis (except as delineated within the guidance of ASC 825); (b) irrevocable, unless a new election date occurs; and (c) applied to an entire instrument.

Entities may elect the fair value option for several defined items, including a recognized financial asset and financial liability (with certain specified exceptions). The fair value option may not be elected for several items as defined in ASC 825, including an investment in a subsidiary or an interest in a variable interest entity that is required to be consolidated.

An entity may elect the fair value option for an eligible item only on its election date. The election date is the date that one of the following occurs.

- An eligible item is first recognized.

- An entity enters into an eligible firm commitment.

- Financial assets reported at fair value with unrealized gains and losses included in earnings pursuant to specialized accounting principles cease to qualify for that specialized accounting.

The election of recognition under the fair value option is irrevocable unless another election date occurs. The fair value option need not be applied to all instruments issued or acquired in a single transaction. A financial instrument that is legally a single contract may not be separated into parts for purposes of applying the fair value option. An investor in an equity security may elect the fair value option for its entire investment in that security, including fractional shares.

The Company has elected the fair value option on its equity investment in De Soi, Inc. ("De Soi") and Amass Labs, Inc. ("Labs"). Management determined to elect the fair value option on these investments in order to provide more useful information to the shareholders regarding the performance of its investment.

In the year ended December 31, 2022, Labs was wound down and the Company recorded a loss of $87,737. The wind down removed any value of the Company's investment in Labs.

The Company has recorded the fair value of the investment as of December 31, 2023 and 2022 in the balance sheet investments at fair value, at $5,578,479 and $5,177,159, respectively. The unrealized gain on changes in the fair value of the investment for the years ended December 31, 2023 and 2022 have been presented as unrealized gain on investments at fair value in the accompanying consolidated statement of operations in the amounts of $401,320 and $693,913, respectively. The unrealized gain on investments in fair value consists of an increase in fair value of investments held by the Company as of December 31, 2023 and 2022.

For equity investments, wherein we determine not to elect the fair value option, we evaluate the method of accounting for the equity based on the amount of control it exercises over the operations of the investee, exposure to losses in excess of its investment, the ability to significantly influence the investee and whether the Company is the primary beneficiary of the investee. Under the voting interest model, the Company applies the equity method when the Company owns or controls from 20% to 50% of the voting shares, or below 20% of the voting shares when significant influence can be exercised over the operating and financial policies of the investee company. Under the VIE Model, the investments are accounted for under the equity method if the Company has determined it does not have a controlling financial interest and therefore is not the VIE's primary beneficiary. As of December 31, 2023 and 2022, the Company had no investments required to be consolidated under the VIE model and no investments held by the Company were classified as equity-method investments.

Amass Brands, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements
December 31, 2023 and 2022

Fair value measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The investments at fair value are measured using Level 3 inputs. Measurement of fair value using Level 3 inputs necessitates the use of estimates and assumptions that are inherently subjective, and the values determined by management as a result of using such inputs may differ from the values that would have been used had observable quotations in an active market existed, the differences could be material.

Except for investments at fair value, the carrying amounts of the Company's assets and liabilities, which are defined as financial instruments pursuant to U.S. GAAP, approximate fair value due to their short-term nature.

The following table presents changes in Level 3 assets measured at fair value for the years ended December 31, 2023 and 2022:

Investments at Fair Value	Amount
Balance, December 31, 2021	$ 4,609,548
Sale of De Soi SAFE Note	(130,000)
Purchase of De Soi Series Seed-1 Preferred Stock	40,000
Wind-down of Labs	(35,000)
Sale of De Soi Common Stock	(16,302)
Purchase of De Soi Series Seed Preferred Stock	15,000
Change in fair value	693,913
Balance, December 31, 2022	5,177,159
Change in fair value	401,320
Balance, December 31, 2023	$ 5,578,479

As of December 31, 2022, level 3 liabilities included SAFE notes for $1,650,000. The SAFE notes converted into Series B Preferred stock during 2023 with no change in valuation or gain or loss recognized.

Valuation techniques and inputs

Investments in private operating companies primarily consist of private common stock ("equity") investments and debt of privately-owned portfolio companies. ASC 820 allows for either the cost, market, or income approach to be used as a basis for measuring fair value. The transaction price, excluding transaction costs, is typically the Company's best estimate of fair value at inception. When evidence supports a change to the carrying value from the transaction price, adjustments are made to reflect expected exit values in the investment's principal market under current market conditions. Ongoing reviews by the Company's management are based on an assessment of trends in the performance of each underlying investment from the inception date through the most recent valuation date.

The market approach includes valuation techniques that use observable market data (e.g., current trading and/or acquisition multiples) of comparable companies and applying the data to key financial metrics of the investment. The comparability (as measured by size, growth profile, and geographic concentration, among other factors) of the identified set of comparable companies to the investment is considered in applying the market approach. The Company generally uses the market approach to value investments in private operating companies if comparable companies with observable market data exist or if there is an observable transaction with a third-party in the underlying investment which supports a valuation.

The income approach measures the present value of anticipated future economic benefits (i.e., net cash flow). The net cash flow is forecasted over the expected remaining economic life and discounted to present value using an appropriate risk-adjusted discount rate.

In certain instances, the Company may use multiple valuation techniques for a particular investment and estimate its fair value based on a weighted average or a selected outcome within a range of multiple valuation results. These investments in private operating companies are categorized in Level III of the fair value hierarchy.

The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs when determining fair value. The valuation techniques used by the Company to determine fair value are consistent with the market or income approaches.

When applying valuation techniques used in the determination of fair value, the Company assumes a reasonable period of time for estimating cash flows and takes into consideration the financial condition and operating results of the portfolio company, the nature of the investment, restrictions on marketability, market conditions, foreign currency exposures, and other factors. When determining the fair value of investments, the Company exercises significant judgment and uses the information available as of the measurement date. Due to the inherent uncertainty of valuations, the fair values reflected in the consolidated financial statements as of the measurement date may differ materially from values that would have been used had a principal or most advantageous market existed for such investments and/or the values that may ultimately be realized. Investments in private operating companies are generally included in Level III of the fair value hierarchy.

Management may change the valuation approach if it determines that a different approach provides a better estimate of the exit price for the investment. Reasons for change in valuation approach include, but are not limited to, the increase in or reduction of market data for comparable companies, changes in the investment's operational strategy, or changes in performance of the investment relative to previously comparable companies. No changes in the valuation techniques of investments at fair value occurred during December 31, 2023 or 2022.

At-cost investments:

In accordance with ASC Subtopic 321-10-35-2, *Investments - Others - Cost Method Investments*, investments where the Company does not have a significant influence are accounted for at cost. The Company reviews all material investments on an annual basis to determine whether a significant event or change in circumstances has occurred that may have an adverse effect on the fair value of the investment. In the event the fair value of the investment declines below the cost basis, the Company records an impairment with the offset recorded in the consolidated statements of comprehensive income.

Foreign currency translation

The functional currency of the Company's foreign subsidiaries is generally the respective local currency. The translation from the applicable foreign currencies to U.S. dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate for the period. The resulting translation adjustments are recognized as a component of accumulated other comprehensive loss. Gains or losses resulting from foreign currency denominated transactions are included in accumulated other comprehensive income.

Business combinations

The Company accounts for business combinations under ASC 805, *Business Combinations*, which requires that the assets acquired and the liabilities assumed be recorded at the date of acquisition at their respective fair value and that direct costs of acquisitions be expensed as they are incurred. The excess purchase price over the estimated fair values of the net assets acquired is recorded as goodwill.

Cash and cash equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Accounts receivable, net

Accounts receivable are derived from products and services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written-off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2023 and 2022, the Company had an allowance for doubtful accounts of $343,573 and $297,072, respectively.

Inventory

Inventories consist of components, finished goods, and products in transit from the Company's suppliers. Costs of finished goods inventories include all costs incurred to bring inventory to its current condition, including inbound freight and duties. If the Company determines that the estimated net realizable value of its inventory is less than the carrying value of such inventory, it records a charge to cost of net revenues to reflect the lower of cost or net realizable value. If actual market conditions are less favorable than those projected by the Company, further adjustments may be required that would increase the cost of goods sold in the period in which such a determination was made.

Inventory consisted of the following as of December 31, 2023 and 2022:

	December 31,	
	2023	2022
Raw materials	$ 3,438,226	$ 803,929
Finished Goods	7,778,100	1,455,038
Total inventory	$ 11,216,326	$ 2,258,967

As of December 31, 2023 and 2022, the Company had $1,286,737 and $0, respectively, in deposits for inventory purchases and production runs, which are included in prepaid expenses and other current assets in the consolidated balance sheets.

Property and equipment, net

Property and equipment, net includes long-term fixed assets such as machinery, equipment, furniture, and fixtures reported, net of depreciation. Property and equipment are recorded at cost. Depreciation is expensed using the straight-line method over the estimated useful lives of the assets. During 2023 and 2022, the Company's property and equipment were depreciated over five years, leasehold improvements over one to five years, and web development over two years. Additions and improvements are capitalized, while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the historically recorded asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged or credited to other income (expense). The Company reviews the recoverability of property and equipment, including the useful lives, on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment charge was considered necessary on December 31, 2023 or 2022.

Intangible assets, net

Intangible assets consist of capitalized website development costs, trademarks and transferred intellectual property, customer base, and non-competes. The Company reviews the recoverability of intangible assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment charge was considered necessary on December 31, 2023; however, there were impairment changes on December 31, 2022 (see Note 5 Long-lived Assets, the Intangibles section, for additional information).

Goodwill, net

Goodwill represents the excess of acquisition costs over the fair value of net assets of the business acquired. The Company accounts for goodwill in accordance with the accounting alternative ASC 350, *Intangibles - Goodwill and Other*, which addresses financial accounting and reporting requirements for acquired goodwill. The Company elected not to amortize goodwill under ASU 2014-08, and thus does not amortize goodwill over 10 years or less.

The Company tests goodwill for impairment when a triggering event occurs that indicates that the fair value of an entity may be below its carrying amount. In the year ended December 31, 2022, a triggering event occurred and goodwill was quantitatively tested for impairment. The test indicated that implied fair value below its carrying amount, therefore an impairment was necessary (see Note 5 Long-Lived Assets, the Goodwill section, for additional information). There were no such triggering events that occurred in 2023; however, as part of the Winc.com DTC sale, the allocated goodwill to such unit was removed as part of the calculation of gain (loss).

Impairment of long-lived assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets during the year ended December 31, 2023. See Note 5 Long-Lived Assets, for impairment in 2022 due to a triggering event.

Income taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Convertible instruments

GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable GAAP.

Future equity obligations

The Company has issued Simple Agreements for Future Equity ("SAFEs") in exchange for cash financing. These funds were classified as long-term liabilities prior to their conversion into shares.

The Company has accounted for its SAFE investments as derivatives liabilities under the ASC 815-40 and ASC 815-10. If any changes in the fair value of the SAFEs occur, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10. As of December 31, 2023, the Company had no remaining SAFE's outstanding.

Stock-based compensation

The Company accounts for stock-based compensation costs under the provisions of ASC 718, *Compensation—Stock Compensation*, which requires the measurement and recognition of compensation expense related to the fair value of stock-based compensation awards that are ultimately expected to vest. Stock based compensation expense recognized includes the compensation cost for all stock-based payments granted to employees, officers, advisors, and directors based on the grant date fair value estimated in accordance with the provisions of ASC 718. ASC 718 is also applied to awards modified, repurchased, or canceled during the periods reported. Stock-based compensation is recognized as expense over the employee's requisite vesting period and over the nonemployee's period of providing goods or services.

The Company classifies stock-based compensation expense in its consolidated statement of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option and warrant grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Forfeitures are recognized as they occur. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Revenue recognition

The Company's net revenues consist primarily through the sale of alcohol and non-alcoholic spirits, wine, seltzers, and personal care products both in the United States and internationally in both wholesale and direct to consumer channels. Sales of products are for cash or otherwise agreed-upon credit terms. The Company's payment terms vary by location and customer; however, the time period between when revenue is recognized and when payment is due is not typically significant. As of December 31, 2023, the Company had no unfulfilled deposits, which are recorded as deferred revenue on the balance sheets until the order is fulfilled.

Spirits, wine, and seltzer end customers consist primarily of retailers, bars, and restaurants, while personal care products are sold to wholesalers, retailers, and direct-to-consumer via e-commerce. The Company's revenue generating activities have a single performance obligation and are recognized when the ordered goods are shipped to the end customer, which is when control transfers. Revenue is measured as the amount of consideration the Company expects to receive in exchange for the sale of its product. The Company's sales terms do not typically allow for a right of return on sales to wholesale and distributor customers except for matters related to any manufacturing defects. Amounts billed to customers for shipping and handling are included in net revenues.

Net revenues reflect reductions attributable to consideration given to customers in various customer incentive programs, including pricing discounts on single transactions, volume discounts, promotional and advertising allowances, coupons, and rebates. This variable consideration is recognized as a reduction of the transaction price based upon expected amounts at the time revenue for the corresponding product sale is recognized. For example, customer promotional discount programs are entered into with certain distributors for certain periods of time. The amount ultimately reimbursed to distributors is determined based upon agreed-upon promotional discounts which are applied to distributors' sales to retailers. Other common forms of variable consideration include volume rebates for meeting established sales targets, including discounts offered to the end customer. The determination of the reduction of the transaction price for variable consideration requires certain estimates and assumptions that affect the timing and amounts of revenue and liabilities recognized. Management estimates this variable consideration by taking into account factors such as the nature of the promotional activity, historical information, and current trends, availability of actual results and expectations of customer and consumer behavior. All such estimates were not material for the years ended December 31, 2023 and 2022.

Further, the Company offers discounts on e-commerce transitions such as first order discounts, free shipping on sales over certain thresholds, subscription discounts, and bundled set discounts. All e-commerce discounts are included as part of net revenues on the statements of operations.

Sales tax collected from customers is not considered revenue and is included in accrued expenses until remitted to the taxing authorities. Excise taxes were not material to the financial statements in the years ended December 31, 2023 and 2022.

Cost of net revenues

Cost of net revenues consist of the costs of inventory sold, which includes inbound freight, and production and fulfillment-related payroll. Outbound freight, third-party logistics costs, customs and duties, packaging materials, payment processing fees, and other fulfillment costs are also included in cost of net revenues.

Sales and marketing expenses

Sales and marketing expenses include all expenditures incurred to market or sell products. These costs include expenditures by the sales team while in the field, marketing and advertising costs, distributor costs, and payroll costs for the sales, marketing, and digital departments.

Advertising costs

Advertising costs are expensed in the period incurred and are included as sales and marketing expenses in the consolidated statements of operations. Advertising costs amounted to $197,157 and $59,526 for the years ended December 31, 2023 and 2022, respectively.

General and administrative expenses

General and administrative expenses consist primarily of payroll and payroll-related benefits and taxes, professional services, administrative expenditures, and information technology. These costs are expensed as incurred.

Research and development expenses

Costs related to development of the Company's products are included in research and development expenses and are expensed as incurred.

Net earnings (loss) per share

Basic net earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings (loss) per share on the statements of operations. Diluted net earnings (loss) per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net income (loss) per share if their inclusion would be anti-dilutive. The details of the earnings per share calculations for the years ended December 31, 2023 and 2022 are as follows:

	Year Ended December 31,	
	2023	2022
Basic earnings (loss) per share computation:		
Net income (loss)	$4,875,375	$(5,590,679)
Weighted-average number of shares ouststanding - basic	7,272,618	6,374,902
Basic earnings per share	$ 0.67	$ (0.88)
Net income (loss)	$4,875,375	$(5,590,679)
Weighted-average number of shares outstanding - basic	7,272,618	6,374,902
Dilutive effect of converted preferred stock	17,859,133	-
Dilutive effect of stock options	281,898	-
Dilutive effect of common stock warrants	479,861	-
Weighted-average number of shares outstanding - diluted	25,893,510	6,374,902
Diluted earnings (loss) per share	$ 0.19	$ (0.88)

Recently adopted accounting pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021 and early adoption is permitted. The Company adopted ASC 842 in 2022.

In January 2017, the FASB issued ASU 2017-04, *Intangibles—Goodwill and Other (Topic 350)—Simplifying the Test for Goodwill Impairment* ("ASU 2017-04"). ASU 2017-04 simplifies the accounting for goodwill impairments by eliminating the requirement to compare the implied fair value of goodwill with its carrying amount as part of step two of the goodwill impairment test referenced in ASC 350, *Intangibles - Goodwill and Other* ("ASC 350"). As a result, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit's fair value. However, the impairment loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. For non-public entities, ASU 2017-04 is effective for fiscal years beginning after December 15, 2022. In 2022, the Company adopted ASU 2017-04, and the adoption impacted the Company's consolidated financial statements (see Note 5 Long-Lived Assets, the Goodwill section, for additional information).

In August 2020, FASB issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity; Own Equity* ("ASU 2020-06"), which simplifies the guidance on the issuer's accounting for convertible debt instruments by removing the separation models for convertible debt with a cash conversion feature and convertible instruments with a beneficial conversion feature. As a result, entities will not separately present in equity an embedded conversion feature in such debt and will account for a convertible debt instrument wholly as debt, unless certain other conditions are met. The elimination of these models will reduce reported interest expense and increase reported net income for entities that have issued a convertible instrument that is within the scope of ASU 2020-06. ASU 2020-06 is applicable for fiscal years beginning after December 15, 2021, with early adoption permitted no earlier than fiscal years beginning after December 15, 2020. The Company has elected to early adopt this ASU and the adoption of this ASU did not have a material impact on the Company's consolidated financial statements and related disclosures.

Management does not believe that any other recently issued accounting standards could have a material effect on the accompanying financial statements. The Company evaluates the significance of new accounting pronouncements as they are issued.

Note 4 – Acquisitions and disposition

Gem&Bolt acquisition

In April 2022, Amass entered into the Asset Purchase of Gem&Bolt for a total purchase price of $2,450,000 (comprised of 589,217 shares of the Company's Preferred Stock Series A, selling price $4.15806 per share). As part of the Asset Purchase, Amass acquired substantially all of the equity interest in Art + Plants, a Mexican subsidiary. Located and formed in Oaxaca, Mexico, Art + Plants manages the production of mezcal.

The acquisition was accounted for as a business acquisition and resulted in the recognition of $835,600 in intangibles and $1,637,489 in goodwill. Of the acquired intangible assets, the tradename has a useful life of 15 years and the customer base and non-competes have useful lives of 5 years.

The Company has made an allocation of the purchase price in regard to the acquisition related to the assets acquired and the liabilities assumed as of the purchase date. The following table summarizes the purchase price allocation:

Total fair value of the purchase price consideration as of April 2022 was determined as follows:

Preferred Series A Stock	$	2,450,000
Purchase price consideration	$	2,450,000

The Company has made an allocation of the purchase price in regard to the acquisition related to the assets acquired and the liabilities assumed as of the purchase date. The following table summarizes the purchase price allocation:

Cash	$	1,500
Receivables		11,430
Inventory		216,645
Fixed assets		2,502
Tradename		692,100
Customer base		132,000
Non-competes		11,500
Goodwill		1,637,489
Tax credits		(24,462)
Payables		(230,704)
Purchase price consideration	$	2,450,000

Goodwill is primarily attributable to the go-to-market synergies that are expected to arise as a result of the acquisition. The goodwill is not deductible for tax purposes.

See Note 5 for impairment of certain intangible assets and goodwill related to this acquisition.

Winc acquisition and partial disposition

In December 2022, the Company entered into a debtor-in-possession credit facility ("DIP") to fund Winc during the Company's section 363 asset acquisition. Under the DIP, the Company paid $2,000,000 in December and an additional $1,500,000 in January 2023. Total interest and credits earned on the DIP was $133,832 and was considered part of the purchase consideration on January 23, 2023, along with the principal, as part of the Company acquisition of Winc.

In January 2023 the Company finalized the Asset Purchase Agreement to acquire substantially all of the assets and liabilities from Winc out of bankruptcy through a Section 363 sale. The Company considers the net assets acquired through the Winc transaction to be two business units: wholesale and Winc.com DTC. The Company paid $11,000,000 in total consideration, of which $3,500,000 was paid through the DIP principal, $133,832 through DIP-related fees and credits, $6,014,107 in cash, and $1,352,061 in assumed net liabilities.

The Company has made an allocation of the purchase price in regard to the acquisition related to the assets acquired and the liabilities assumed as of the purchase date. The following table summarizes the purchase price allocation:

Total fair value of the purchase price consideration as of January 2023 was determined as follows:

Cash	$	6,014,107
Debtor-in-possession credit facility		3,633,832
Assumed net liabilities		1,352,061
Purchase price consideration	$	11,000,000

The Company has made an allocation of the purchase price in regard to the acquisition related to the assets acquired and the liabilities assumed as of the purchase date. The following table summarizes the purchase price allocation:

Accounts receivable, net	$ 3,240,300
Inventory	17,692,531
Prepaid expenses and other current assets	2,890,406
Property and equipment, net	167,719
Right of use lease asset	477,328
Intangible assets	3,869,660
Goodwill	264,713
Deposits	13,640
Accounts payable and accrued expenses	(3,422,058)
Lease liabilities, non-current	(515,357)
Deferred revenue	(13,678,882)
Purchase price consideration	$ 11,000,000

Goodwill is primarily attributable to synergies that are expected to arise as a result of the acquisition and other intangible assets that do not qualify for separate recognition. The goodwill is not deductible for tax purposes. The goodwill was removed as part of the Winc.com DTC disposition described below.

In June 2023, the Company sold the Winc.com DTC business unit for total consideration of $11,000,000 in the form of a $5,250,000 Secured Senior Promissory Note ($5,500,000 net of $250,000 cash received immediately), a $4,000,000 Secured Subordinated Promissory Note, 39,500 Common Units of equity in the buyer, and warrants to purchase 40,000 Common Units of equity in the buyer (the "Winc.com Sale"). The warrants have an exercise price of $0.01 and have a five-year maturity. The notes were initially to mature on December 31, 2023, but were amended to extend the maturity through April 30, 2025.

In relation to the disposition, the Company was relieved of a net $13,375,929 of liabilities. Based on the consideration received and net liabilities relieved, the Company recognized a gain on sale of $17,217,609 ($17,482,322, net of goodwill impairment of $264,713), as shown in the consolidated statement of operations for the year ended December 31, 2023.

The net revenues attributable to Winc.com DTC were $12,778,022 and cost of goods sold $8,063,522 in the consolidated statement of operations for the year ended December 31, 2023. Since the operating expenses and cash flows are not clearly distinguishable from other aspects of operations neither item is being reported.

The Company has made an allocation of the sale price in regard to the disposition and assets relieved liabilities assumed as of the sale date. The following table summarizes the purchase price allocation:

The sale price consideration as of June 2023 was determined as follows:

Promissory notes receivable	$	9,500,000
Investment in purchasing company		1,500,000
Sale price consideration	$	11,000,000

The Company has made an allocation of the sale price in regard to the assets sold and the liabilities relieved as of the sale date. The following table summarizes the sale price allocation:

Inventory	$	5,286,396
Intangible assets, net		440,550
Accounts payable		(75,453)
Deferred revenue		(13,375,928)
Transaction adjustments payable		1,242,113
Gain on sale		17,482,322
Sale price consideration	$	11,000,000

The notes receivable balances from the company that acquired Winc.com DTC business unit as of December 31, 2023 were $2,973,259 for the Secured Senior Promissory Note and $2,562,690 for the Secured Subordinated Promissory Note, respectively. The Secured Senior note interest rates for the designated periods are: July 1 to July 8, 2023 - 4.23%, July 8 to September 15, 2023 - 12.50%, September 16 to December 14 - 15.00%, thereafter - 25.00%. For the Secured Subordinated Note, interest is 8.00%. Original maturity dates for both were December 31, 2023 which were amended in February 2024 to extend the maturity. The Secured Subordinated Promissory Note was fully repaid in March 2024 and the Secured Senior Promissory Note now matures in April 2025. The short-term portions reflected in the balance sheet include those amounts collected as of the date of these financial statements and scheduled payments per the modified terms.

Accrued interest on the promissory notes receivable in the amount of $404,654 for the year ended December 31, 2023 is included in short-term promissory notes receivable in the consolidated balance sheets. The estimated fair values of the loans receivable at year end approximate the carrying values.

Note 5 – Long-lived assets

Property and equipment, net
Property and equipment, net consists of the following:

| | December 31, | |
	2023	2022
Plant and equipment	$ 175,629	$ 6,679
Office and storage equipment	38,502	34,626
Furniture and fixtures	183,332	183,269
Leasehold improvements	372,424	219,146
Property and equipment, gross	769,887	443,720
Less: Accumulated depreciation	(463,163)	(142,340)
Property and equipment, net	$ 306,724	$ 301,380

Depreciation expenses of $163,500 and $97,909 were included in general and administrative expenses in the statements of operations for the years ended December 31, 2023 and 2022, respectively.

Intangible assets, net

Intangible assets, net consist of the following:

| | December 31, | |
	2023	2022
Website development	$ 130,538	$ -
Tradename/Transferred IP	167,231	167,231
Customer base	44,267	44,267
Non-competes	3,857	3,857
Brand names	3,264,000	-
Intangible assets, gross	3,609,893	215,355
Less: accumulated amortization	(624,711)	(53,012)
Intangible assets, net	$ 2,985,182	$ 162,343
Goodwill	$ 1,465,964	$ 1,465,964

As of December 31, 2023, the tradename, customer base and non-competes, gross value from the Gem&Bolt Asset Purchase was $215,355 (net of impairment) and website development and brand names, gross value from the Winc acquisition was $3,264,000. In the year ended December 31, 2022, a triggering event occurred, related to the change in business structure, of the Company, which caused Management to believe the future projections originally planned would not be met. Accordingly, Management believed that it was more likely than not that the Gem&Bolt intangible assets, as well as goodwill, were impaired and each was tested quantitatively for impairment. The gross value of Gem&Bolt intangibles prior to impairment was $835,600. The Company utilized the same models originally used to value the assets, primarily a discounted cash flow model. Based on the updated projections for the new business structure, the analysis indicated that the fair value was below their carrying amount related to intangible assets and an impairment of $620,246 was necessary at December 31, 2022. There were no additional triggering events or analysis required for 2023.

Amortization expenses of $622,341 and $73,138 for years ended December 31, 2023 and 2022, respectively, were included in general and administrative expenses in the statements of operations.

Goodwill

The Company tests goodwill for impairment when a triggering event occurs that indicates that the fair value of an entity may be below its carrying amount.

In the year ended December 31, 2022, a triggering event occurred for which Management believed that goodwill totaling $1,637,488 was more likely than not impaired. Accordingly, goodwill was quantitatively tested for impairment.

After completing the impairment analysis for intangible assets described above, the test indicated that the implied fair value of goodwill was below its carrying amount, therefore an impairment of $171,524 was necessary at December 31, 2022, with an adjusted carrying value of $1,465,964. The Goodwill as of December 31, 2022 all related to the Gem&Bolt acquisition. There were no triggering events in 2023.

As part of the Company's acquisition of Winc in January 2023, the Company recorded $264,713 of goodwill. This goodwill was relieved as part of the Winc.com DTC Sale, as it was believed to be primarily associated with that business unit. There is no remaining goodwill as part of the Winc Acquisition as of December 31, 2023.

Note 6 – Investments

De Soi at fair value

In August 2020, the Company entered into a joint venture to create De Soi, a celebrity-founded, non-alcoholic wine product company. De Soi first made its product available for sale in January 2022 through the release of three flavors available in both bottles and cans. The Company was granted 2,500,000 of 5,000,000 shares of common stock in De Soi for no consideration and has retained its 50% ownership position as of December 31, 2021. In December 2021, the Company obtained a SAFE Note with a value of $130,000 and sold that note in January 2022. In April 2022, the Company acquired additional De Soi SAFE Notes for $40,000. In September 2022, the Company acquired 5,293 shares of Series A Preferred Stock for $15,000. In September 2022, the Company sold 77,628 shares of Common Stock for $16,302. The Company's investment in De Soi was no longer a joint venture in the year ended December 31, 2022, as De Soi had raised outside capital in the year and the Company owned less than 50% of De Soi. The Company elected to value the De Soi investment at fair value.

At the valuation dates of December 31, 2023 and 2022, respectively, management used the market approach to determine the fair value of the Company's investment in De Soi was $5,578,479 and $5,177,156, respectively, which includes common stock, Series Seed, and SAFE Note holdings. The market approach was based on valuations related to financing transactions with third-party investors and market multiples of comparable companies, adjusted for certain time and market factors.

Labs at fair value

In December 2020, the Company entered into a joint venture to create Labs, a THC-infused, non-alcoholic spirit company. In the year ended December 31, 2022, Labs was wound down and the Company incurred a loss of $87,737 on the event. In consideration for the wind-down, the Company granted 60,125 warrants convertible to Common Stock to its joint venture partner at the exercise price of $0.12. Labs' activities during the year were not material to the Company (see Note 3 Summary of significant accounting policies, fair value option for additional information). Labs has a remaining $0 carrying value as it is believed to have no material value.

Other investment, at cost

As partial consideration for the sale of the Winc.com DTC business unit (Note 4), the Company received 39,500 Common Units and warrants convertible to 40,000 Common Units of the buyer with a total implied value of $1,500,000. The warrants have an exercise price of $0.01 and have a five-year maturity. The Company elected to record the equity from the buyer at cost and evaluate the investment for impairment whenever a triggering event occurs. As of December 31, 2023, no triggering events occurred. As of December 31, 2023, investment at cost had a value of $1,500,000.

Note 7 – Debt

Merchant advance

In November 2020, the Company entered into a financing agreement ("Merchant Advance") with a lender. In connection with the agreement, the Company received advances in the form of credit to be used for selected vendor transactions. The Company repays its outstanding advance based upon a percentage of future receivables or payment processor receipts. In March 2021, the Company terminated the financing agreement and entered into a comparable financing agreement with a new lender. The Company fully repaid and terminated all merchant advance financing agreements in March 2023.

Amass Brands, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements
December 31, 2023 and 2022

Activity under the merchant advances for the years ended December 31, 2023 and 2022 were as follows:

Merchant advance, as of December 31, 2021	$ 105,589
Advances	325,000
Repayments	(372,036)
Lender fees and interest incurred	9,996
Lender fees and interest paid	(9,996)
Merchant advance, as of December 31, 2022	58,553
Advances	-
Repayments	(58,553)
Lender fees and interest incurred	1,038
Lender fees and interest paid	(1,038)
Merchant advance, as of December 31, 2023	$ -

Loans payable

In January 2023, the Company issued two Senior Secured Notes with shareholders in an aggregate principal amount of $5,000,000. The loans earned interest of $1,179,822 and matured in July 2023. In connection with these notes, the Company issued 645,315 warrants to purchase Series B Preferred Stock at an exercise price of $1.46 per share. The Company valued the warrants using the Black-Scholes option pricing model, using inputs described in Note 11, and determined that the relative fair value of the warrants was $441,273. The value of the warrants was recorded as a discount to the debt and accreted up through the maturity date. During the year ended December 31, 2023, the Company repaid one of the Senior Secured Notes through payment of $4,040,625. The Company amended the other note by extending the term through March 2024 and modifying the interest to 7.79% accruing monthly in arrears. As of December 31, 2023 and 2022, the balance outstanding on the second Senior Secured Note, including accrued interest was $1,539,196 and $0, respectively. There is no remaining discount on the outstanding note.

In February 2023, the Company issued a Mezzanine Secured Note with the principal value of $300,000. The note incurs interest for the first month at a monthly rate of 17% and after incurs interest at a monthly rate of 2%. The loans initially matured in July 2023 and were extended to February 2024. Embedded in the note are warrants convertible to 68,194 shares of Common Stock at the exercise price of $1.46 per share with an exercise period of 3 years. The relative fair value of the warrants using the Black-Scholes option pricing model, using inputs described in Note 11, determined the relative fair value was negligible. As of December 31, 2023 and 2022, the balance outstanding on the Mezzanine Secured Note, including accrued interest was $47,994 and $0, respectively.

In April 2023, the Company issued a Senior Secured Note with the principal value of $300,000. The note incurred a 1% origination fee, interest for the first month at a monthly rate of 15%, and after incurs interest at a monthly rate of 2%. The note initially matured in July 2023 and was extended to February 2024. As of December 31, 2023 the balance outstanding on the Senior Secured Note, including accrued interest was $390,000.

In May 2023, the Company issued a Senior Secured Note with the principal value of $175,000. The note incurred a 1% origination fee, interest for the first month at a monthly rate of 15%, and after incurs interest at a monthly rate of 2%. The note initially matured in August 2023 and was extended to February 2024. As of December 31, 2023 the balance outstanding on the Senior Secured Note, including accrued interest was $226,202.

In September 2023, the Company entered into a Loan and Security Agreement to open a credit facility with the maximum aggregate principal amount of $8,000,000 (the "ABL"). Interest is accrued at the greater of (i) 12% and (ii) Prime Rate (8.5% as of December 31, 2023) plus 3.75% per annum. The Company also incurs one-time fees related to the origination of the loan totaling $105,000 and incurs $1,000 per month in collateral monitoring fees. The ABL matures in July 2025. The outstanding balance on the ABL was $4,920,975 as of December 31, 2023.

In December 2022, the Company obtained three Mezzanine Secured Notes with shareholders in an aggregate principal amount of $1,200,000. The notes accrue interest at a monthly rate of 15% for the first month and a monthly rate of 2% for each subsequent month. In January 2023, the Company issued another Mezzanine Secured Note for $500,000. During 2023, the Company repaid $1,000,000 of principal balances on these notes. The loans initially matured in December 2023 but have been extended to July 2025. As of December 31, 2023 and 2022, the balance of Mezzanine Secured Notes was $1,181,860 and $1,267,902, inclusive of interest, respectively.

In May 2020, the Coronavirus Aid, Relief, and Economic Security ("CARES") Act was established to provide economic relief to small businesses facing COVID-19-related economic hardships. In June 2020, the Company applied and received COVID relief funding for qualified small businesses under the Economic Injury Disaster Loan ("EIDL") assistance program by the Small Business Association (SBA). Per the terms of the EIDL agreement, the Company received total proceeds of $150,000. The loan matures in thirty years from the effective date of the loan and has a fixed interest rate of 3.75% per annum. As of December 31, 2023 and 2022, the outstanding balance was $161,014 and $164,224 inclusive of accrued interest, respectively. Interest expense for this loan was $5,562 and $5,625 for the years ended December 31, 2023 and 2022, respectively.

Promissory notes payable, net

As of December 31, 2023 and 2022, the Company had promissory notes outstanding with the total principal balance of $1,900,000 outstanding. From January through April 2023, all promissory notes' interest rates were amended from 9% to 12% per annum in exchange for subordination under other debt instruments. The promissory notes mature between August 2026 and September 2027. Interest accrued on the notes are paid quarterly in arrears. The notes incurred $223,168 and $153,592 of interest expense in the years ended December 31, 2023 and 2022, respectively, of which $108,134 and $44,149 was payable in the years ended December 31, 2023 and 2022, respectively.

The promissory notes contain warrants to purchase 50,003 shares of common stock at the exercise price of $3.7994 or through a cashless exercise. The exercise period on the warrants is five years from the issuance date. The relative fair value of the warrants using the Black-Scholes option pricing model, using inputs similar to those for stock options after adjusting for the contractual life was determined to be negligible.

See Note 13 for related party note payable.

SAFE notes

From July through December 2022, the Company issued SAFE Notes for $1,650,000. The SAFE Notes convert at a valuation cap of $35,000,000. During 2023, upon the Series B financing, the SAFEs converted into 1,126,740 shares of Series B Preferred Stock. No gain or loss was recognized as the value of the as converted Preferred Stock equaled the value of the SAFEs converted.

The aggregate maturities of the Company's debt subsequent to December 31, 2023 are as follows:

2024	$	1,927,052
2025		5,625,975
2026		1,555,000
2027		355,000
2028		5,000
Thereafter		116,228
Total	$	9,584,256

Note 8 – Convertible notes

In December 2022, the Company issued a convertible note with the principal balance of $1,000,000. The note bore 14% interest if the Company did not close its acquisition of Winc; however, if the transaction closed no interest would be incurred. The note was convertible into Series B Preferred Stock and matured at the earlier of the DIP Lender's receipt of repayment or June 30, 2023. In June 2023, the note converted to 682,873 shares of Series B Preferred Stock. Upon conversion of the convertible note, the lender received warrants for 682,873 shares of Common Stock at the exercise price of $1.46 per share. The fair value of the warrants using the Black-Scholes option pricing model, using inputs similar to those for stock options after adjusting for the contractual life; the value, $6,829, was considered interest expense due to the discount and immediate accretion to the note.

As the Winc acquisition closed, no interest accrued on the convertible note.

Note 9 – Stockholders' equity

Capital stock

As of December 31, 2023, the Company was authorized to issue a total of 38,000,000 shares of Common Stock with $0.00001 par value.

Each holder of stock (both common and preferred) is entitled to one vote for each share of stock held. No distributions have been made as of December 31, 2023.

The holders of Series B Preferred Stock are initially entitled to repayment amount at the greater of (i) the Original Issue Price of the Series B Preferred Stock, plus any dividends declared but unpaid thereon or (ii) such amount per share as would have been payable had all shares of the Series B Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event.

After holders of Series B Preferred Stock are repaid, the holders of shares of all other series of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds, as applicable, on a *pari passu* basis among each other and before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable Original Issue Price, plus any dividends declared but unpaid thereon or (ii) such amount per share as would have been payable had all shares of the applicable series of Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled, the holders of shares of Preferred Stock shall on a *pari passu* basis share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

The Company authorized and had outstanding the following shares as of December 31, 2023 and 2022:

	December 31, 2023		December 31, 2022	
	Authorized	Outstanding	Authorized	Outstanding
Common Stock	38,000,000	7,367,632	30,000,000	7,252,632
Series Seed-1 Preferred Stock	2,412,297	2,412,297	2,412,297	2,412,297
Series Seed-2 Preferred Stock	4,323,248	4,323,248	4,323,248	4,323,248
Series Seed-3 Preferred Stock	1,579,994	1,579,994	1,579,994	1,579,994
Series Seed-4 Preferred Stock	2,346,635	2,346,635	2,346,635	2,346,635
Series Seed-5 Preferred Stock	504,316	504,316	504,316	504,316
Series Seed Preferred Stock	1,362,530	1,362,530	2,631,994	1,362,530
Series A Preferred Stock	873,734	873,734	2,789,747	873,734
Series B Preferred Stock	18,198,578	5,237,632	-	-

Stock transactions 2022
During 2022, the Company issued 284,517 shares of Series A Preferred Stock for cash proceeds of $1,183,039 and 220,285 shares of Series Seed Preferred Stock for cash proceeds of $836,957. In connection with these offerings, the Company incurred offering costs totaling $266,224.

The Company issued 589,217 shares of Series A Preferred Stock for the acquisition of Gem&Bolt, see Note 4.

The Company issued 267,416 and 1,096,373 shares of Common Stock for the exercise of stock options and warrants, for proceeds of $43,076 and $197,081, respectively.

The Company issued 19,789 shares of Series Seed Preferred Stock and 30,000 of Common Stock for $75,186 and $12,900 in stock compensation, respectively.

Stock transactions 2023

During 2023, the Company issued 3,428,019 shares of Series B Preferred Stock for cash proceeds of $4,019,991 and the $1,000,000 in Series B Preferred Stock deposit received in 2022. In connection with the offering, the Company incurred offering costs of $119,557.

Concurrent with the Series B Preferred Stock financing, the Company issued 1,126,740 shares of Series B Preferred Stock for conversion of SAFEs totaling $1,649,998 and 682,873 shares for convertible debt totaling $1,000,000 (Note 9).

During 2023, the Company issued 115,000 shares of Common Stock for the exercise of stock options, and received cash proceeds of $10,500.

Note 10 – Stock-based compensation

Incentive stock options and non-qualified stock options

In September 2016, the Company adopted the 2016 Stock Plan ("2016 Plan"), which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. As of December 31, 2023, the 2016 Stock Plan, as amended, authorized 5,178,390 shares. The option exercise prices are generally not less than the underlying stock's fair market value at the date of the grant and typically have a term of ten years. The amount granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2016 Plan's inception. Stock options granted under the 2016 Plan typically vest over a four-year period with a one-year cliff, but also include grants that vest over shorter periods of time. As of December 31, 2023, the 2016 Plan had 783,238 shares, available for future issuance.

A summary of information related to stock options is as follows:

	Options	Weighted Average Exercise Price
Outstanding as of December 31, 2021	1,562,000	$ 0.21
Granted	645,736	0.13
Exercised	(267,416)	0.16
Forfeited	(467,084)	0.24
Outstanding as of December 31, 2022	1,473,236	$ 0.12
Granted	2,963,000	0.06
Exercised	(115,000)	0.09
Forfeited	(390,000)	0.16
Outstanding as of December 31, 2023	3,931,236	$ 0.06
Exercisable as of December 31, 2023	875,888	$ 0.07
Exercisable and expected to vest as of December 31, 2023	3,931,236	0.06

	December 31,	
	2023	2022
Weighted average grant-date fair value of options during the year	$ 0.04	$ 0.07
Weighted average duration (years) to expiration of outstanding options at year-end	9.53	9.16

The following table presents, the range assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

	December 31,	
	2023	2022
Risk free interest rate	4.2%-4.9%	1.6%-4.3%
Expected dividend yield	0.0%	0.0%
Expected volatility	75.0%	55.0%
Expected life (years)	6.08	6.08

The total grant-date fair value of the options granted during the years ended December 31, 2023 and 2022 was $118,520 and $45,047, respectively. Stock-based compensation expense, for stock options of $59,799 and $58,425 was recognized for the years ended December 31, 2023 and 2022, respectively, and is included in general and administrative expenses in the accompanying statements of operations. Total unrecognized compensation cost related to non-vested stock option awards amounted to $122,323 as of December 31, 2023. The remaining expense is expected to be recognized over a weighted average period of approximately 21 months.

During 2022 and 2023, the Company modified all outstanding stock options to lower the strike price to the assessed fair market value of underlying common stock at the time of modification. The Company analyzed the value of the existing options and modified options immediately before and after modification using similar inputs to those above, adjusting for expected life and determined that the incremental value to the holder of the options was negligible.

Preferred Stock and Common Stock warrants

In the years ended December 31, 2023 and 2022, the Company entered into arrangements with its vendors and investors in which it provided Preferred Stock and Common Stock warrants (the "warrants") in lieu of cash for goods and services provided or embedded in the Company promissory notes (see Note 8). The warrants generally have a term of five to ten years are typically either fully vested at issuance or vest over four years with a one-year cliff.

A summary of information related to warrants is as follows:

	Preferred Stock Warrants	Weighted Average Exercise Price
Granted	1,328,185	$ 1.46
Exercised	-	-
Forfeited	-	-
Outstanding as of December 31, 2023	1,328,185	$ 1.46
Exercisable as of December 31, 2023	1,328,185	$ 1.46

	December 31,	
	2023	2022
Weighted average grant-date fair value of warrants during the year	$ 0.75	$ -
Weighted average duration (years) to expiration of outstanding warrants at year-end	2.11	-

	Common Stock Warrants	Weighted Average Exercise Price
Outstanding as of December 31, 2021	718,526	$ 0.46
Granted	1,385,547	0.16
Exercised	(1,096,373)	0.18
Forfeited	-	-
Outstanding as of December 31, 2022	1,007,700	$ 0.35
Granted	2,258,502	0.57
Exercised	-	-
Forfeited	-	-
Outstanding as of December 31, 2023	3,266,202	$ 0.50
Exercisable as of December 31, 2023	3,266,202	$ 0.50

	December 31,	
	2023	2022
Weighted average grant-date fair value of warrants during the year	$ 0.03	$ 0.10
Weighted average duration (years) to expiration of outstanding warrants at year-end	5.38	8.24

Of the 2022 warrants granted, 9,210 were granted in connection with promissory notes (Note 8) and the remaining were granted to advisors and consultants for compensation. All grants were for common stock warrants.

In 2023 the Company granted the following Series B Preferred Stock warrants: 645,315 were granted with loans payable (Note 8), 614,583 were granted to Series B investors, the value of which is both an addition and reduction to additional paid-in capital for no effect, and 68,287 warrants for compensation. The exercise price of all these warrants was $1.46 per share and had contractual maturity dates of three years.

In 2023, the Company granted the following common stock warrants: 1,439,582 for compensation and 818,920 for additional interest in relation to modification of notes. These warrants had exercise prices ranging from $0.06 to $1.46 with contractual maturity dates of 2.4-10 years.

Warrant compensation totaled $108,908 and $82,850 for December 31, 2023 and 2022, respectively and is included in general and administrative expenses in the accompanying statements of operations. There were no unrecognized compensation costs related to non-vested warrants as of December 31, 2023 and 2022 as all warrants were fully vested upon grant.

The following table presents the range assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of warrants granted:

Preferred stock warrants

	2023
Risk free interest rate	3.7%-4.3%
Expected dividend yield	0.0%
Expected volatility	75.0%
Expected life (years)	3

Common stock warrants

	2023	2022
Risk free interest rate	3.5%-5.1%	1.7%-3.9%
Expected dividend yield	0.0%	0.0%
Expected volatility	75.0%	55%-75%
Expected life (years)	2.4-10	5.0-10.0

Note 11 – Income taxes

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to tax to book differences, stock-based compensation expense, and net operating loss carryforwards. As of December 31, 2023 and 2022, the following table presents the deferred tax assets and liabilities by source:

	2023	2022
Deferred tax assets:		
Net operating loss carryforwards	$ 7,176,455	$5,114,875
Cash accrual differences	858,757	(2,051)
Total deferred tax assets	8,035,212	5,112,824
Valuation allowance	(8,035,212)	(5,112,824)
Net deferred tax assets	$ -	$ -

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2023 and 2022, cumulative losses through December 31, 2022 and no history of generating taxable income. Therefore, valuation allowances of $8,035,212 and $5,112,824 were recorded as of December 31, 2023 and 2022, respectively. Valuation allowances increased by $2,922,388 and $2,100,921 during the years ended December 31, 2023 and 2022, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% for 2023 and 2022 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2023 and 2022, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $27,267,845 and $18,267,412, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2018-2023 tax years remain open to examination.

Note 12 – Related party transactions

Due from related parties

The Company's co-founder has received various advances from the Company. In January 2022, the Company entered into a loan agreement with the founder in which the balance outstanding is incurring interest at a rate of 1.6% per annum. As of December 31, 2023 and 2022, net amount due from the co-founder was $942,291 and $469,349, respectively. Interest earned in the year ended December 31, 2023 and 2022 on the advances was $10,665 and $5,502 respectively. These advances are payable on demand.

Promissory note – related party

In August 2021, the Company received a promissory note from a founder with the principal balance of $100,000. The loan bore interest at 9% and matured in August 2026. The note contained 2,631 Common Stock warrants with an exercise price of $3.7994. The discount on the note was negligible. As of December 31, 2021, the outstanding balance of the promissory note was $100,000 and with accrued interest of $3,674. In 2022, the note was relieved by offsetting advances received described above.

Related entity activity

During 2022 and partially in 2023, the Company shared certain activities with De Soi and Labs, including certain employees and office space. At December 31, 2023 and 2022, $0 and $79,996 and $0 and $30,508 was due from De Soi and Labs, respectively, for expenses paid on their behalf.

In June 2021, the Company entered into a loan agreement with Labs for a maximum principal amount of $50,000. The loan did not incur interest until July 2022, at which time interest is charged at a rate of 3% per annum, and matured in July 2023. In 2022, Labs was wound down, and as a result, the loan was written off.

Note 13 – Commitments and contingencies

Lease commitments

Effective January 2021, the Company entered into an operating lease agreement (the "HQ lease") for its headquarters in Los Angeles, California. In 2022, the Company shared the office with De Soi and split the costs with them (see Note 12). The lease expired in December 2022 and the Company has continued to lease the office on a month-to-month basis.

Amass Brands, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements
December 31, 2023 and 2022

As part of the Winc acquisition in January 2023, the Company acquired contracts for two warehouses: one in Santa Maria, CA and the other in Bethel Township, PA. The Santa Maria lease expired in December 2023. The Company entered into a new lease for the warehouse in Bethel Township, which expires in December 2027. The Company's monthly rent payments range from $31,426 to $34,017 over the term of the lease.

To determine the estimated future lease payments, the Company reviews each of its lease agreements to identify the various payment components. For real estate leases, the Company includes only the actual lease components in its determination of future lease payments. Once the estimated future lease payments are determined, the Company uses a discount rate to calculate the present value of the future lease payments. For identified leases, the Company used its incremental borrowing rate to discount the related future payment obligations, which represents the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. The Company has elected the practical expedient for leases less than twelve (12) months in length.

In determining operating ROU assets and lease liabilities for the Company's existing operating leases upon adoption of the new lease guidance, ASC 842, adopted in 2022; the Company was required to estimate an appropriate incremental borrowing rate on a fully collateralized basis for the term of the leases. The estimate of this rate requires judgment and considers factors such as interest rates available to the Company on a fully collateralized basis and other corporate index yields for terms similar to its leases.

The table below presents the Company's weighted average lease term and discount rate of its operating leases as of the date presented:

	December 31, 2023
Weighted Average Lease Terms	4.0
Weighted Average Discount Rate	7.5%

For the years ended December 31, 2023 and 2022, the Company incurred rent expense of $196,548 and $80,500, respectively, and warehouse rent expense of $891,298 and $0, respectively, on its operating lease contracts. Rent expense and warehouse rent expense are components of general and administrative expenses in the statements of operations. The cash paid for amounts included in the measurement of lease liabilities, operating cash flow for operating leases, is $952,766 for the year ended December 31, 2023.

Future lease payments as of December 31, 2023 were as follows:

Year Ending December 31,	Operating Leases
2024	384,655
2025	392,350
2026	400,197
2027	408,201
Total lease payments	1,585,403
Less: Amounts representing interest	(213,369)
Lease liability	294,132
Lease liabilities, non-current $	1,077,902

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

Note 14 – Subsequent events

Debt

In February 2024, the Company amended its outstanding Senior Debt loan. The interest rate on the loan was amended to 7.79% compounded on the principal amount monthly and the term was extended to February 2024.

In March 2024, the Company repaid all Mezzanine and Senior loans. The total amount repaid on the notes in 2024 was $2,242,489.

In April 2024, the Company entered into a sale of its Amass Brands trademark for $2,500,000.

Promissory notes receivable

In February 2024, the Company amended its Secured Promissory Notes receivables. The Company reduced the principal by $1,600,000, forgave all default interest, and reduced the monthly minimum payment to $150,000 in exchange for a lump payment of $3,650,000. See Note 4 for note terms.

Stock-based compensation

The Company issued 205,828 Common Stock warrants with an exercise price of $0.06 and 1,321,601 common stock warrants were exercised for $79,296 in June 2024.

Equity

In June 2024 the Company received $600,000 from purchase agreements of Series B-2 and B-3 Preferred Stock, issued at a purchase price of $2.8150 and $2.2521 respectively.

Management has evaluated subsequent events through July 3, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

SUPPLEMENTAL SCHEDULES

Consolidating Balance Sheet

For the Year Ended December 31, 2023

	Amass	Maison Thomas	DTC Sub	PCAC	Arts & Plants	Elimination	Total
Assets							
Current assets:							
Cash and cash equivalents	$ 177,328	$ 760,461	$ -	$ -	$ 2,186	$ -	$ 939,975
Accounts receivable, net	216,639	3,585,012	-	-	(19,375)	-	3,782,276
Due from related parties	942,291	-	-	-	-	-	942,291
Note receivable, related party	-	-	-	-	-	-	-
Short-term promissory notes receivable	4,934,235	-	-	-	-	-	4,934,235
Debtor in possession financing receivable	-	-	-	-	-	-	-
Inventory	2,009,698	6,577,734	2,558,526	-	70,368	-	11,216,326
Prepaid expenses and other current assets	74,266	459,668	1,110,751	-	47,638	-	1,692,323
Total current assets	8,354,457	11,382,875	3,669,277	-	100,817	-	23,507,426
Property and equipment, net	214,464	91,490	-	-	770	-	306,724
Right of use asset	-	1,356,646	-	-	-	-	1,356,646
Intangible assets, net	146,361	27,702	-	2,811,119	-	-	2,985,182
Goodwill	1,465,964	-	-	-	-	-	1,465,964
Investments at fair value	5,578,479	-	-	-	-	-	5,578,479
Investments at cost	1,500,000	-	-	-	-	-	1,500,000
Investments in subsidiary	10,725,440	-	-	18,803,987	-	(29,529,427)	-
Promissory notes receivable	601,714	-	-	-	-	-	601,714
Deposits	63,955	268,205	-	-	-	-	332,160
Total assets	$ 28,650,834	$ 13,126,918	$ 3,669,277	$ 21,615,106	$ 101,587	$ (29,529,427)	$ 37,634,295

Consolidating Balance Sheet
(continued)
For the Year Ended December 31, 2023

	Amass	Maison Thomas	DTC Sub	PCAC	Arts & Plants	Elimination	Total
Liability and stockholders' equity (deficit)							
Current liabilities:							
Accounts payable	$ 5,986,588	$ 1,274,042	$ 231,552	$ -	$ 16,222	$ -	$ 7,508,404
Accrued expenses	133,872	327,642	(2,194)	-	-	-	459,320
Intercompany	15,074,277	(9,431,921)	3,565,304	(9,645,351)	261,486	176,205	-
Lease liabilities, current	-	294,132	-	-	-	-	294,132
Short-term debt	2,622,053	-	-	-	-	(700,000)	1,922,053
Interest payable, current	871,333	48,968	-	-	-	-	920,301
Total current liabilities	24,688,123	(7,487,137)	3,794,662	(9,645,351)	277,708	(523,795)	11,104,210
Loans payable	141,228	4,920,975	-	-	-	700,000	5,762,203
Lease liabilities, non-current	-	1,077,902	-	-	-	-	1,077,902
Related party promissory note, net	-	-	-	-	39,684	(39,684)	-
Promissory notes, net	1,900,000	-	-	-	-	-	1,900,000
Interest payable	19,786	-	-	-	-	-	19,786
Total liabilities	26,749,137	(1,488,260)	3,794,662	(9,645,351)	317,392	136,521	19,864,101
Commitments and contingencies (Note 13)							
Stockholders' equity:							
Series B Preferred Stock, $0.00001 par,18,198,578 shares authorized, 5,237,632 and and 0, a liquidation value of $7,669,990 as of December 31, 2023	52	-	-	-	-	-	52
Series A Preferred Stock, $0.00001 par, 873,734 shares authorized, 873,734 and 873,734 shares issued and outstanding and liquidation value of $3,633,038 and $3,633,038 as of December 31, 2023 and 2022, respectively	9	-	-	-	-	-	9
Series Seed Preferred Stock, $0.00001 par, 12,529,020 shares authorized, 12,529,020 and 12,529,020 shares issued and outstanding and liquidation value of $18,425,259 and $18,425,259 as of December 31, 2023 and 2022, respectively	125	-	-	-	-	-	125
Common Stock, 0.00001 par, 38,000,000 shares authorized, 7,367,632 and 7,252,632 shares issued and outstanding as of December 31, 2023 and 2022, respectively	74	-	-	-	-	-	74
Additional paid-in capital	28,588,619	18,803,986	-	11,000,000	146	(29,804,132)	28,588,619
Accumulated other comprehensive income	108,628	-	-	-	(42,690)	-	65,938
Accumulated deficit	(26,795,810)	(4,188,808)	(125,385)	20,260,457	(173,261)	138,184	(10,884,623)
Total stockholders' equity	1,901,697	14,615,178	(125,385)	31,260,457	(215,805)	(29,665,948)	17,770,194
Total liabilities and stockholders' equity	28,650,834	13,126,918	3,669,277	21,615,106	101,587	(29,529,427)	37,634,295

Consolidating Statement of Operations

For the Year Ended December 31, 2023

	Amass	Maison Thomas	DTC Sub	PCAC	Arts & Plants	Elimination	Total
Net revenues:							
Spirits & wine revenues	$ 1,097,471	$ 4,993,736	$ -	$ 24,695,043	$ 266,573	$ (136,521)	$ 30,916,302
Other revenues	184,733	1,392,369	-	990,448	-	-	2,567,550
Total net revenues	1,282,204	6,386,105	-	25,685,491	266,573	(136,521)	33,483,852
Cost of net revenues							
Cost of spirits & wine revenues	586,982	3,736,409	2,039	15,539,857	(51,219)	-	$ 19,814,068
Cost of other revenues	156,392	2,734,205	53,046	(23,545)	-	-	2,920,098
Total cost of net revenues	743,374	6,470,614	55,085	15,516,312	(51,219)	-	22,734,166
Gross profit	538,830	(84,509)	(55,085)	10,169,179	317,792	(136,521)	10,749,686
Operating expenses:							
Sales and marketing	1,989,582	739,859	-	1,033,225	5,592	-	3,768,258
General and administrative	5,878,751	3,168,483	70,300	6,032,103	127,200	-	15,276,837
Research and development	121,852	328	-	29,632	-	-	151,812
Impairment Loss	1,600,000	-	-	264,713	-	-	1,864,713
Total operating expenses	9,590,185	3,908,670	70,300	7,359,673	132,792	-	21,061,620
Loss from operations	(9,051,355)	(3,993,179)	(125,385)	2,809,506	185,000	(136,521)	(10,311,934)
Other income (expense):							
Interest income	395,798	-	-	-	-	-	395,798
Interest expense	(2,641,933)	(186,213)	-	(531)	-	-	(2,828,677)
Other income	24,343	(9,415)	-	(30,839)	3,290	3,948	(8,673)
Other expense	(254,781)	-	-	-	-	-	(254,781)
Gain on sale of business	-	-	-	17,482,322	-	-	17,482,322
Unrealized gain on investments at fair value	401,320	-	-	-	-	-	401,320
Total other income (expense)	(2,075,253)	(195,628)	-	17,450,952	3,290	3,948	15,187,309
Provision for income taxes	-	-	-	-	-	-	-
Net income (loss)	(11,126,608)	(4,188,807)	(125,385)	20,260,458	188,290	(132,573)	4,875,375
Foreign currency translation adjustment	47,926	-	-	-	-	-	47,926
Total comprehensive loss	$ (11,078,682)	$ (4,188,807)	$ (125,385)	$ 20,260,458	$ 188,290	$ (132,573)	$ 4,923,301

41

CERTIFICATION

I, Mark Lynn, Principal Executive Officer of Amass Brands Inc, hereby certify that the financial statements of Amass Brands Inc included in this Report are true and complete in all material respects.

Mark Lynn

CEO